Filed by Corporate Property Associates 14 Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 14a-6 under the Securities Exchange Act of 1934.
Subject Company-Corporate Property Associates 14 Incorporated
Registration No.333-136031

CPA®:14

MEMBERS OF THE W. P. CAREY GROUP

CPA®:12

IMPORTANT INFORMATION FOR CPA®:14 STOCKHOLDERS

Your Board of Directors Requests Your Approval of a Proposal to Merge Corporate Property Associates 14 Incorporated (CPA®:14) and Corporate Property Associates 12 Incorporated (CPA®:12)

Please Vote by November 30, 2006

This brochure must be read in conjunction with the joint proxy statement/prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the joint proxy statement/prospectus must be made available to you in connection with this offering.

The Properties

PROPERTIES OWNED BY:
- CPA®:12
- CPA®:14

Summary of the Proposal
Dear Fellow CPA ® :14 Stockholders,
CPA®:14’s board of directors has approved a plan to merge CPA®:14 and CPA®:12, an affiliated non-traded REIT also managed by our advisor,W. P. Carey & Co. LLC (“W. P. Carey”), with CPA®:14 being the surviving company. CPA®:14’s board of directors declares that the merger is advisable and recommends that you vote your approval FOR the merger.
     This merger offers CPA®:14 stockholders the ability to acquire a large portfolio of high-quality, net leased commercial properties that complement CPA®:14’s existing portfolio. Under the terms of the transaction, CPA®:12 will merge with, and transfer its properties with lease terms greater than eight years to, CPA®:14. As a result, CPA®:14 will increase its asset base by acquiring over $500 million of high-quality real estate assets, providing CPA®:14 the opportunity to increase its revenue and cash flow. As a result of acquiring CPA®:12’s portfolio in the merger, annualized contractual lease revenue and interest expenses are estimated to increase by approximately $28 million and $10 million respectively.
     Each CPA®:12 stockholder will receive total consideration of $13.30 per share of CPA®:12 common stock, which is comprised of a special cash distribution of $3.00 per share, out of the proceeds of the sale of assets with lease terms of less than eight years (“the asset sale”), and the right to elect to receive either 0.8692 shares of newly issued CPA®:14 common stock or cash in the amount of $10.30 per share. CPA®:14 stockholders will continue to own their existing CPA®:14 shares. If 50% of CPA®:12’s stockholders elect to receive CPA®:14 stock, they will own approximately 16.5% of the outstanding shares of CPA®:14 following the merger.
     YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.THE BOARD OF DIRECTORS OF CPA®:14 HAS DETERMINED THAT THE MERGER IS IN THE BEST INTEREST OF OUR STOCKHOLDERS AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CPA®:14 STOCKHOLDERS VOTE FORTHE MERGER.
     The enclosed joint proxy statement/prospectus provides you with detailed information about the proposed merger and the scheduled stockholders’ meeting. You are urged to VOTE – by telephone, mail or the internet – as promptly as possible. A special meeting of CPA®:14 stockholders will be held at W. P. Carey’s corporate offices on November 30, 2006 at 11:00 a.m. ET to vote on the merger.
     We encourage you to carefully read the entire joint proxy statement/prospectus accompanied by this brochure as it contains important information regarding the merger. In particular, please review the section titled “RISK FACTORS,” beginning on page 30 of the enclosed joint proxy statement/prospectus, for a discussion of the risks associated with the merger. The effects of the merger will be different for CPA®:14 stockholders and CPA®:12 stockholders.
     If you need additional copies of this brochure, the enclosed joint proxy statement/ prospectus or our other regulatory filings, please contact our Investor Relations Department at 1-800-WP CAREY or IR@wpcarey.com. You can also download our filings for free from our website www.cpa14.com or from the Securities and Exchange Commission’s website www.sec.gov.
M E R G E R   P R O P O S A L           2

Summary of the Proposal
     We have sought to anticipate some of the questions that you may have regarding this transaction and address them in the following pages. However, if you have any additional questions regarding the enclosed joint proxy statement/prospectus or the proposed merger, or if you need assistance with completing the proxy card, please feel free to call Computershare Fund Services, a division of Georgeson, Inc., which has been retained to answer any questions. You can reach them at their toll-free number 1-866-712-3487.
     We thank you again for your continued confidence and support and wish you and your family the very best.
With best regards,

/s/ Wm. Polk Carey	/s/ Gordon F. DuGan	/s/ Edward V. LaPuma
Wm. Polk Carey	Gordon F. DuGan	Edward V. LaPuma
Chairman of the Board	Chief Executive Officer	President

Additional Information About The Proposed Merger and Asset Sale
     CPA®:14 stockholders, CPA®:12 stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials which were filed by CPA®:14 with the Securities and Exchange Commission (the “SEC”). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:14’s website (www.cpa14.com) or by accessing CPA®:12’s website (www.cpa12.com).
     CPA®:14, CPA®:12 and certain of their executive officers and members of management, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the proposed merger, by reading the joint proxy statement/prospectus filed with the SEC.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
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Highlights

For the merger to occur, CPA®:14 stockholders must approve the merger and the stockholders of CPA®:12 must approve the merger and the asset sale.

We believe that this transaction has several positive attributes, including the following:

- CPA®:14 will be acquiring a portfolio of high quality net leased real estate assets in an efficient transaction.
- CPA®:14 will increase its total real estate asset value, which may result in corresponding increases in its revenue and cash flow.
- The merger will potentially enhance the success of a future liquidity event for CPA®:14's stockholders.

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Positive Factors and Negative Factors
CPA®:14’s board of directors considered a number of positive factors and negative factors when evaluating the proposed merger, including the following:
Positive Factors:
•	CPA®:14 will be acquiring a portfolio of high quality net leased real estate assets in an efficient transaction.

•	CPA®:14 will increase its asset base by acquiring over $500 million of assets with predictable cash flow encumbered by slightly over $200 million of mortgage debt, plus expected unsecured debt of approximately $80 million. As a result of acquiring CPA®:12’s portfolio in the merger, annualized contractual lease revenue and interest expenses are estimated to increase by approximately $28 million and $10 million, respectively.

•	The merger will potentially enhance the success of a future liquidity event for CPA®:14’s stockholders.
Negative Factors:
•	The exchange ratio is fixed and is based primarily on real estate appraisals as of December 31, 2005. Accordingly, subsequent adverse changes in CPA®:12 could alter its value but would not result in an adjustment of the exchange ratio.

•	If 100% of CPA®:12’s stockholders elect to receive cash as the merger consideration, CPA®:14’s annual interest expense would increase by approximately $17.3 million, which would reduce the anticipated positive impact of the merger on CPA®:14’s liquidity and ability to pay distributions.

•	If 100% of CPA®:12’s stockholders elect to receive CPA®:14 stock in the merger, the merger will be dilutive to CPA®:14’s estimated adjusted funds from operations.
•	W. P. Carey and its affiliates will earn significant fees in the merger and will continue to benefit from future significant asset management fees, incentive fees and termination fees, based on any appreciation in value, from the properties that CPA®:14 acquires in the merger.

•	CPA®:14 engaged in limited due diligence of CPA®:12’s properties.
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Questions and Answers
The following questions and answers briefly address some commonly asked questions about the special meeting of CPA®:14 stockholders and the merger. As they may not include all the information that is important to you, CPA®:14 urges you to carefully read the entire joint proxy statement/prospectus, including the annexes and other documents to which it has referred you.
Q Why am I receiving these materials?
A CPA®:14 and CPA®:12 have entered into a merger agreement pursuant to which CPA®:12 will merge with and into CPA®:14, with CPA®:14 being the surviving company. For the merger and the asset sale to occur:
1.	the stockholders of CPA®:14 must approve the merger, and

2.	the stockholders of CPA®:12 must approve both the merger and the asset sale.
     The directors of CPA®:14 are sending you these materials to help you decide whether to vote for the merger.
Q When do you expect to complete the merger?
A The approval of CPA®:14 stockholders and CPA®:12 stockholders must first be obtained at their respective special meetings in order to complete the merger and, in the case of CPA®:12, the asset sale. CPA®:14 hopes to complete the merger in the fourth quarter of 2006; however, it cannot assure you as to when, or if, the merger will occur.
Q How was the value of the CPA® :14 shares determined?
A After the special distribution of $0.45 per share paid by CPA®:14 on July 14, 2006 to distribute the net gain realized by CPA®:14 on the sale of two of its properties, the net asset value of CPA®:14 shares was $11.85 per share. This is the amount that was used in calculating the exchange ratio, or the number of shares of CPA®:14 that each CPA®:12 stockholder who so elects will receive if the merger is consummated.
Q How do I vote?
A After you have read the joint proxy statement/ prospectus carefully, please:
— indicate on the enclosed proxy card how you want to vote, or
— authorize your proxy by telephone or on the internet. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible, or follow the instructions on the enclosed proxy for authorizing your proxy by telephone or on the internet.
     The board of directors of CPA®:14 suggests that you return a proxy indicating your vote now even if you plan to attend the special meeting and vote in person.
     If you return your proxy by mail but fail to mark your voting preferences, you will be deemed to have voted your shares against the merger.
Q What if I want to change my vote?
A You may change your vote in three ways:
— Deliver a written notice to the corporate secretary of CPA®:14 prior to the special meeting stating that you would like to revoke your proxy;
— Sign a later-dated proxy card and deliver it to the corporate secretary of CPA®:14 prior to the special meeting; or
— Attend the special meeting and vote in person; however, your attendance alone will not revoke your proxy or change your vote.
Q Who can help answer my questions?
A If you have more questions about the merger or would like additional copies of the enclosed joint proxy statement/prospectus, you can contact the proxy solicitor hired by CPA®:14:
Computershare Fund Services
A Division of Georgeson, Inc.
280 Oser Avenue
Hauppauge, NY 11788
Telephone: 1-866-712-3487
You can also contact:
Corporate Property Associates 14 Incorporated
Investor Relations Department
50 Rockefeller Plaza
New York, NY 10020
Telephone: 1-800-WP CAREY
Facsimile: 1-212-492-8922
M E R G E R   P R O P O S A L           6

Vote **YES** For the Merger

You May Vote

- ☐ FOR the merger
- ☐ against the merger
- ☐ abstain

How to Vote

TELEPHONE

Call toll-free 1-866-241-6192, 24 hours a day, seven days a week.

There is no charge for this call; please have your proxy card in hand.

INTERNET

1. Go to https://vote.proxy-direct.com
2. *Please have your proxy card available.*
3. Follow the simple instructions.

MAIL

Please vote, sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope.

If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the merger.

If you have any questions or need assistance in completing your proxy card, please call Computershare Fund Services, a division of Georgeson, Inc., which has been retained to answer your questions. You can reach them at their toll-free number: 1-866-712-3487

- **YOUR VOTE IS IMPORTANT**
- **PLEASE ACT PROMPTLY**

W. P. CAREY

CPA®:14

CORPORATE PROPERTY ASSOCIATES 14
50 ROCKEFELLER PLAZA, NEW YORK, NY 10020
1-800-WP CAREY • CPA14@WPCAREY.COM
WWW.CPA14.COM